



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492
Fax: 604.685.2536
www.buffalogold.ca

2000 – 1055 West Hastings St.
Vancouver, BC, Canada V6E 2E9
Phone: 604.331.8772
Fax: 604.331.8773
www.madisonminerals.com

Trading Symbol: TSXV – BUF
OTC\BB – BYBUF
FWB – B4K

Trading Symbol: TSXV – MMR
OTC.BB - MMRSF

BUFFALO TRIGGERS JV WITH MADISON FOR MT. KARE IN PNG

Vancouver, B.C., April 15, 2008 – Brian McEwen, President and CEO of Buffalo Gold Ltd., ("Buffalo") announces that the Company has given notice to Madison Minerals Inc. ("Madison") that they wish to trigger a joint venture at their Mr. Kare project in Papua New Guinea. (See Buffalo Press Release, October 21, 2005). The JV will be implemented following a 90 day notice period.

Buffalo currently has a 60% interest in the Mt. Kare project. Madison has 40%, having re-negotiated the terms of the earn-in agreement last year. (See Buffalo Press Release May 18, 2007). Madison and Buffalo collectively hold a 10% interest in trust for the local landowners. Under the terms of this agreement, Buffalo could increase its interest to 75% by completing a bankable feasibility study in the next three years or convert the project to a joint venture where by each Company has to contribute on a pro rata basis to the project costs or be diluted down. Buffalo has opted to trigger the joint venture.

Recently, Buffalo completed a 21.7 –line –kilometre, induced polarization (IP) survey over the southern extension of the Mt. Kare deposit. (See Buffalo Press Release March 3, 2008). The survey has defined a strong 400m by 300m chargeability anomaly, extending southward or at least 250m beyond the most southerly line of drilling on Mt. Kare. The anomaly is interpreted as being in response to sulphide mineralization and defines a previously untested portion of Mt. Kare gold bearing epithermal system. This new anomaly is being reviewed to define drill targets and has the potential to add incremental ounces to the existing resource of 1.7 million ounces of Gold. The Company is compiling an exploration program to follow up on these results.

Brian McEwen, Buffalo President and CEO remarked, *"Buffalo Gold is committed to continue working in PNG, and believes in the potential of Mt. Kare and the surrounding area. We are committed to PNG as shown by our application for renewal of EL1093 and the recent final approval for EL 1575."*

To find out more about Buffalo Gold Ltd. (TSX-V: BUF), please visit the company website at www.buffalogold.ca. To find out more about Madison Minerals Inc. (TSX-V: MMR) please visit the company website at www.madisonminerals.com.

On behalf of the Board of Directors of BUFFALO GOLD LTD.

"Brian McEwen"

**Brian McEwen,
President and Chief Executive Officer**

On behalf of the Board of Directors of MADISON MINERALS INC.

"Chet Idziszek"

**Chet Idziszek,
President and Chief Executive Officer**

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F.1.888.685.5492

For further information please contact:
David Scott, Investor Relations
E-mail: dscott@mine-tech.com
Phone: 604.331.8772 or T.F.1.877.529.8475